Exhibit 99.2

Appointments to the Group Management Committee
Paris — May 31, 2006 — The following persons have been appointed to the Group Management Committee:
•	Françoise LEROY, General Secretary, Chemicals

•	Peter HERBEL, General Counsel

•	Jean-Jacques MOSCONI, Senior Vice President, Strategy, Development and R&D, Refining & Marketing

•	Patrick POUYANNE, Senior Vice President, Strategy, Business Development and R&D, Exploration & Production.

Françoise Leroy, 54, is a graduate of the Ecole Supérieure de Commerce et d’Administration des Entreprises business school in Reims. Ms. Leroy began her career in 1975 at the Union Industrielle et d’Entreprise in the Company Secretary’s department. After joining Total in 1982, she held a variety of management positions in the Finance Department before being appointed Vice President, Investor Relations in 1998, then Vice President, Chemical Subsidiaries in 2001. She was appointed Corporate Secretary, Chemicals in 2004.

Peter Herbel, 57, holds law doctorates from German and French universities and was called to the bar in Dusseldorf. After joining Thomson in 1983, he was subsequently appointed Company Secretary in 1991. He joined Total in 1996, creating the Legal Affairs Department of the Refining & Marketing business before becoming Company Secretary, Gas & Power, in late 1999, with responsibility for Legal Affairs, Human Resources and Corporate Communications, Safety and Environment, IT and Purchasing. Mr. Herbel was appointed to the Ethics Committee in 2001 and has been Corporate Counsel since 2004.
Jean-Jacques Mosconi, 48, is a graduate of the Ecole Normale Supérieure de la rue d’Ulm and the Institut d’Etudes Politiques, both in Paris. From 1983 to 1988, he was Research Manager in the Economic Research Department at French utility Electricité de France. He joined Total’s Strategy Department in 1988 and in 1990 was appointed Operations Manager of the Donges refinery. In 1995, Mr. Mosconi was named President of Elf Italy and in 1998 was appointed President, Lubricants. He has been Senior Vice President, Strategy, Development and R&D, Refining & Marketing, since January 2002.

Patrick Pouyanné, 42, is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris. Between 1989 and 1997, he held a variety of positions in the French Ministry of Industry and minister’s offices. In 1997, he joined Total Exploration & Production as Company Secretary in Angola, before being appointed President, Qatar in 1999. In August 2002, Mr. Pouyanné was appointed Vice President, Finance, Economics and IT. He has been Senior Vice President, Strategy, Business Development and R&D, Exploration & Production, since early 2006.
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Total is a top-tier international oil and gas company, with operations in more than 130 countries. Its 95,000 employees deploy their expertise across all segments, from oil and natural gas exploration and production to refining and marketing, trading, and gas and power. They are also helping to meet world energy demand today and tomorrow. Total is also a world-class chemical producer. www.total.com